U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34246

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For period ended:  June 30, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Lithium & Boron Technology, Inc.
Full Name of Registrant

60 East Ren-Min Road
Address of Principal Executive Office (Street and Number)

Xai Xi County, Qing Hai Province PRC 817000
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The registrant is not able to timely file its requisite Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 before the required filing date without unreasonable effort and expense in order to account for and disclose a recent decision by Qing Hai Mid-Heaven Boron & Lithium Technology Company, Ltd. to cease purchasing boron ore from Qing Hai Mid-Heaven Boron & Lithium Mining Company, Ltd. and re-source ore from third parties in Tibet. In addition, the Company is  seeking to revise its existing license with the Salt Lake Administration to process brine into boric acid and lithium carbonate so it will be permitted it to sell it commercially. The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mr. Jimin Zhang	+86 (242)	519-7699
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐     No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LITHIUM & BORON TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2021	By	/s/ Jimin Zhang
Jimin Zhang
Chief Executive Officer